                                                                      EXHIBIT 12

                LEGGETT & PLATT, INCORPORATED AND SUBSIDIARIES
              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (Amounts in million of dollars)

                                        Pro Forma
                                        Nine months    Pro Forma     Nine months
                                           ended      Year ended        ended                        Year ended
                                       September 30,  December 31,  September 30,                    December 31,
                                          1999           1998           1999         1998      1997      1996      1995    1994
Earnings
  Income from continuing operations
     before income taxes                  $ 344.2       $ 395.6        $344.2      $ 395.6   $ 333.3   $ 249.7    $ 220.6  $ 196.3

  Interest expense (excluding
    amount capitalized)                      56.6          62.5          30.5         38.5      31.8      30.0       30.4     26.0

  Portion of rental expense under
    operating leases representative
    of an interest factor                     5.0           6.7           5.0          6.7       6.1       5.5        5.1      4.7
                                          -------       -------        ------      -------   -------   -------    -------  -------
Total earnings                            $ 405.8       $ 464.8        $379.7      $ 440.8   $ 371.2   $ 285.2    $ 256.1  $ 227.0
                                          -------       -------        ------      -------   -------   -------    -------  -------



Fixed charges
  Interest expense
    (including amount capitalized)        $  57.3       $  63.2        $ 31.2      $  39.2   $  32.7   $  31.0    $  31.4  $  26.6

  Portion of rental expense under
    operating leases representative
    of an interest factor                     5.0           6.7           5.0          6.7       6.1       5.5        5.1      4.7
                                          -------       -------        ------      -------   -------   -------    -------  -------
Total fixed charges                       $  62.3       $  69.9        $ 36.2      $  45.9   $  38.8   $  36.5    $  36.5  $  31.3
                                          -------       -------        ------      -------   -------   -------    -------  -------
Ratio of earnings to fixed charges            6.5           6.6          10.5          9.6       9.6       7.8        7.0      7.3
                                          -------       -------        ------      -------   -------   -------    -------  -------

    Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs. The unaudited pro forma ratio of earnings to fixed charges gives effect to the increased interest expense from the issuance of the notes based on an actual interest rate of 7.65% per annum, and the reduction of interest expense resulting from any outstanding commercial paper during the pro forma period noted above. For the year ended December 31, 1998, the pro forma computation reflects the repayment of a daily weighted average of $50.9 million of commercial paper, and for the nine months ended September 30, 1999, the pro forma computation reflects the repayment of a daily weighted average of $16.9 million of commercial paper. These amounts may not be indicative of actual commercial paper outstanding when repaid with the proceeds of this financing.